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Exhibit 10.25

        ***Text Omitted and Filed Separately
Confidential Treatment Requested
Under 17 C.F.R. §§200.80(b)(4)
and 240.24B-2

PURCHASE AND SUPPLY AGREEMENT

        THIS PURCHASE AND SUPPLY AGREEMENT (this "Agreement") is made and entered into as of January 9, 2004 (the "Effective Date"), by and between PIERRE FABRE MÉDICAMENT, organized under the laws of France having an address of 45, place Abel-Gance, 92654 Boulogne Cedex, France ("Pierre Fabre"), and CYPRESS BIOSCIENCE, INC., a Delaware corporation having an address of 4350 Executive Drive, Suite 325, San Diego, CA 92121, U.S.A. ("Cypress").

RECITALS

        WHEREAS, Pierre Fabre owns or controls certain patents and valuable know-how related to the compound Milnacipran (as defined below) and the Licensed Product (as defined below);

        WHEREAS, Pierre Fabre and Cypress entered into the Third Restated License Agreement, dated as of the date hereof, as amended (the "Restated License Agreement"), pursuant to which Pierre Fabre granted to Cypress an exclusive license to develop, register, manufacture from the API (as defined below), use, distribute, sell, offer for sale, have sold and import the Licensed Product in any and all indications in the Licensed Territory (as defined below);

        WHEREAS, Pierre Fabre also granted Cypress a license to certain trademarks pursuant to the First Restated Trademark License Agreement, dated as of the date hereof, as amended, between Cypress and Pierre Fabre; and

        WHEREAS, Pierre Fabre and Cypress desire to enter into this Agreement to set forth the terms upon which Pierre Fabre will supply to Cypress and its sub-licensees, and Cypress and its sub-licensees will purchase from Pierre Fabre, the Bulk API (as defined below) manufactured in compliance with all applicable requirements set forth herein.

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     DEFINITIONS.

        Capitalized terms used but not otherwise defined in this Agreement will have the meanings given such terms in the Restated License Agreement. Other capitalized terms will have the meanings set forth below.

        1.1   "Action" shall have the meaning set forth in Section 9.2(a).

        1.2   "Affiliate" shall mean any company or entity controlled by, controlling, or under common control with a party hereto. For this purpose, the term "control" shall mean the direct or indirect ownership of at least 50% of the voting stock of that corporation, or in the absence of ownership of at least 50% of the voting stock of that corporation, the power, directly or indirectly to cause the direction of the management and policies of such corporation.

        1.3   "Annual Excess" shall have the meaning set forth in Section 5.1(a)(iii).

        1.4   "API" shall mean the active pharmaceutical ingredient Milnacipran contained in the Licensed Product.

        1.5   "API Specifications" means those specifications pertaining to the API set forth in the IND for the Licensed Product filed by Cypress with the FDA in the United States (No. 63736), and in the DMF filed by Pierre Fabre with the FDA (No11501), as described in Exhibit I hereto and made a part hereof, as modified to comply with the NDA for the Licensed Product or otherwise modified from time to time in accordance with Section 8.3.

        1.6   "Buffer Stock" shall have the meaning set forth in Section 8.9(a).

        1.7   "Bulk API" shall mean API in bulk form.

        1.8   "Certificate of Analysis" shall have the meaning set forth in Section 7.3(d).

        1.9   "cGMPs" shall mean the standards established by the FDA for current Good Manufacturing Practices, as specified in the Quality System Regulations set forth at 21 CFR Parts 210 and 211.

        1.10   "Change of Control" shall mean (i) a sale, lease or other disposition of all or substantially all of the assets of Cypress; (ii) a merger or consolidation of Cypress in which the holders of Cypress' outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than 50% of the voting power of Cypress or Cypress' parent or, if Cypress is not the surviving entity, any other entity surviving such transaction or the surviving entity's parent; or (iii) an acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by Cypress or any entity controlled by Cypress) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of Cypress representing at least 50% of the combined voting power entitled to vote in the election of directors; provided, however, that clause (ii) shall not apply to a merger effected exclusively for the purpose of changing the domicile of Cypress or the name of Cypress.

        1.11   "Collaboration Agreement" shall mean that certain License and Collaboration Agreement between Cypress and Forest, dated as of the Effective Date, a copy of which has been provided to Pierre Fabre, as may be amended, modified or restated from time to time, pursuant to which, among other things, Cypress has granted to Forest a sub-license to the Licensed Technology.

        1.12   "Commercially Reasonable Efforts" shall mean that the parties shall conform to the standards of diligence customary in the pharmaceutical industry, with respect to compounds having commercial potential comparable to Milnacipran, in fulfilling their applicable obligations under this Agreement with regard to manufacturing or otherwise.

        1.13   "Confidential Information" shall mean any confidential information (including, without limitation, Information) furnished to it by the other party pursuant to the Restated License Agreement or this Agreement.

        1.14   "Conform" shall mean that a quality control sample or batch delivery of Bulk API meets the API Specifications and was manufactured in accordance with the requirements of Section 8.1.

        1.15   "Control" shall mean, with respect to any Information or intellectual property right, possession by a party of the ability (whether by ownership, license or otherwise, other than any license granted under this Agreement) to grant access, a license or sub-license to such Information or intellectual property right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party as of the time such party would first be required hereunder to grant the other party such access, license or sublicense, or at any other time during the term of such access, license or sublicense.

        1.16   "Correction Plan" shall have the meaning set forth in Section 8.9(c).

        1.17   "Current Buffer Stock" shall have the meaning set forth in Section 8.9(c).

        1.18   "Cypress Indemnitees" shall have the meaning set forth in Section 9.2(b).

        1.19   "Date of First Commercial Sale" shall mean the actual date of first commercial sale of a Licensed Product in the Licensed Territory.

        1.20   "Delivery Forecast" shall mean a forecast provided by Cypress and/or its sub-licensees of the quantity of Bulk API required by Cypress and its sub-licensees during the applicable period (including supplies for formulation development, clinical trials and sampling).

        1.21   "DMF" shall have the meaning set forth in Section 8.6.

        1.22   "Effective Date" shall have the meaning set forth in the introductory paragraph.

        1.23   "Estimated Date of First Commercial Sale" shall mean the estimated Date of First Commercial Sale of a Licensed Product in the Licensed Territory, as may be established from time to time by Cypress pursuant to this Agreement.

        1.24   "Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended.

        1.25   "Exercise Date" shall have the meaning set forth in Section 8.11(b).

        1.26   "FDA" shall mean the United States Food and Drug Administration.

        1.27   "FD&C Act" shall mean the United States Food, Drug and Cosmetic Act.

        1.28   "First Commercial Sale" shall mean the first commercial sale of the first Licensed Product in the first country within the Licensed Territory.

        1.29   "Forest" shall mean Forest Laboratories Ireland Limited, an Irish corporation and a wholly owned subsidiary of Forest Laboratories, Inc., a Delaware corporation.

        1.30   "Generic Product" shall mean Licensed Product commercialized as a generic product by Cypress or any of its sub-licensees or any Third Party.

        1.31   "Generic Supplier" shall have the meaning set forth in Section 8.12.

        1.32   "Indemnified Party" shall have the meaning set forth in Section 9.3(a).

        1.33   "Indemnifying Party" shall have the meaning set forth in Section 9.3(a).

        1.34   "Index" shall have the meaning set forth in Section 5.1(a).

        1.35   "Information" shall mean all tangible and intangible (a) techniques, technology, practices, trade secrets, inventions (whether or not patentable), methods, manufacturing processes, knowledge, know-how, skill, experience, test data and results (including pharmacological, toxicological and clinical test data and results), analytical and quality control data, results or descriptions and software, (b) compounds, compositions of matter, cells, cell lines, assays, and physical, biological or chemical material, and (c) marketing data, including clinical studies designed to support promotional efforts, relating to API or to the Licensed Product in any indication.

        1.36   "Letter Agreement" shall mean the agreement to be entered into among Pierre Fabre, Cypress and Forest as of the Restatement Date, as may be amended.

        1.37   "License Effective Date" shall mean August 1, 2001.

        1.38   "Licensed Product" shall mean any product (including a Cypress Product or product containing a Cypress Formulation or Forest Formulation) containing Milnacipran as an active ingredient, in any formulation and through any mode of administration, that incorporates or uses the Licensed Technology or the manufacture, use or sale of which Licensed Product is otherwise within the scope of any claim of the Pierre Fabre Patents.

        1.39   "Licensed Technology" shall mean the Pierre Fabre Patents and the Pierre Fabre Know-How.

        1.40   "Licensed Territory" shall mean the United States of America, its territories and possessions and Canada and, if extended pursuant to Section 2.2 of the Restated License Agreement, countries that are members of the European Union and Japan.

        1.41   "Losses" shall have the meaning set forth in Sections 9.2(a).

        1.42   "Manufacturing Know-How" shall mean all data, Information and know-how in the possession of Pierre Fabre prior to the License Effective Date or developed or acquired by or for Pierre Fabre thereafter and relating to the manufacture of API.

        1.43   "Manufacturing Process" shall have the meaning set forth in Section 8.3.

        1.44   "Manufacturing Right" shall have the meaning set forth in Section 8.11(b).

        1.45   "Maximum Time Before Retesting" shall have the meaning set forth in Section 7.1.

        1.46   "Milnacipran" shall mean the substance known as milnacipran (INN), which expressly excludes any analogs, derivatives and enantiomers of milnacipran (INN).

        1.47   "Minimum Buffer Stock" shall have the meaning set forth in Section 8.9(b).

        1.48   "Minimum Time to Retesting" shall have the meaning set forth in Section 7.1.

        1.49   "NDA" shall mean a New Drug Application and all amendments and supplements thereto filed with the FDA (as more fully defined in 21 C.F.R. 314.5 et seq.), or the equivalent application filed with any equivalent agency or governmental authority outside the United States (including any supra-national agency such as in the European Union) requiring such filing, including all documents, data and other information concerning a pharmaceutical product that are necessary for obtaining Regulatory Approval to market and sell such pharmaceutical product.

        1.50   "Other Changes" shall have the meaning set forth in Section 8.3.

        1.51   "Outsourcing Notice" shall have the meaning set forth in Section 8.12.

        1.52   "Patent" shall mean (a) valid and enforceable patents, re-examinations, reissues, renewals, confirmations, extensions (including supplemental protection certificates) and term restorations, and (b) pending applications for patents, including, without limitation, continuations, continuations-in-part, provisionals, divisionals and substitute applications, including, without limitation, inventors' certificates.

        1.53   "Pierre Fabre Indemnitees" shall have the meaning set forth in Section 9.2(a).

        1.54   "Pierre Fabre Know-How" shall mean Information that is Controlled by Pierre Fabre or its Affiliates that is not covered by the Pierre Fabre Patents but is related to the API or the Licensed Product. The Pierre Fabre Know-How includes, without limitation, the Information described on Exhibit A to the Restated License Agreement. Pierre Fabre Know-How shall exclude Manufacturing Know-How.

        1.55   "Pierre Fabre Patents" shall mean all Patents Controlled by Pierre Fabre or any of its Affiliates that are necessary or useful for the development, manufacture or commercialization of Milnacipran and the Licensed Product in the Licensed Territory. The Pierre Fabre Patents include, without limitation, the Patents set forth on Exhibit B to the Restated License Agreement.

        1.56   "Pierre Fabre Suppliers" shall include all Third Parties that supply Raw Materials to Pierre Fabre.

        1.57   "Postponement" shall have the meaning set forth in Section 4.2.

        1.58   "Pre-Approved Changes" shall have the meaning set forth in Section 8.3.

        1.59   "Purchase Order" shall have the meaning set forth in Section 4.1(b)(i).

        1.60   "Quality Agreement" shall mean an agreement between the parties that describes the parties' quality control, quality assurance and regulatory responsibilities relating to the manufacture and supply of Bulk API.

        1.61   "Raw Materials" shall mean the materials used in manufacturing Bulk API.

        1.62   "Regulatory Approval" shall mean any and all approvals (including price and reimbursement approvals), licenses, registrations, or authorizations of health/regulatory authorities or any country, federal, state or local regulatory agency, department, bureau or other government entity that is legally required or necessary from an economic point of view for the manufacture, use, storage, import, transport and/or sale of a Licensed Product in such jurisdiction.

        1.63   "Restated License Agreement" shall have the meaning set forth in the second recital.

        1.64   "Rest of the World" shall mean the entire world excluding the Licensed Territory.

        1.65   "Samples" shall mean quantities of the Licensed Product given to authorized medical professionals free of charge as part of the marketing, advertising or promotion of the Licensed Product.

        1.66   "Second Source Facility" shall have the meaning set forth in Section 8.10.

        1.67   "Shared Amount" shall have the meaning set forth in Section 5.1(b).

        1.68   "Shortfall" shall have the meaning set forth in Section 8.9(c).

        1.69   "Starting Materials" shall mean those materials that are starting materials within the meaning of the guideline for submitting supporting documentation in drug applications for the manufacture of drug substances FDA/CDER 02 1987, as may be amended.

        1.70   "Term" shall have the meaning set forth in Section 10.1.

        1.71   "Third Party" shall mean any entity other than Cypress or Pierre Fabre or an Affiliate of Cypress or Pierre Fabre.

        1.72   "Transfer Price" shall have the meaning set forth in Section 5.1(a).

        1.73   "Working Group" shall have the meaning set forth in Section 3.1.

2.     PURCHASE AND SUPPLY OF API.

        2.1    Supply by Pierre Fabre.    Pierre Fabre agrees that it will manufacture and supply to Cypress and its sub-licensees such quantities of Bulk API as requested by Cypress and/or its sub-licensees pursuant to Section 4 to cover their total market needs for the Licensed Territory.

        2.2    Exclusive Supplier.

          (a)   During the Term, subject to Sections 8.11 and 8.12, Pierre Fabre will be the exclusive supplier to Cypress and its sub-licensees of Bulk API, and Cypress agrees that it and its sub-licensees shall purchase from Pierre Fabre all of their requirements of Bulk API, for clinical trials, samples and commercial sales of the Licensed Product in the Licensed Territory.

          (b)   In the event Pierre Fabre is unable to supply to Cypress or its sub-licensee API requested in a Purchase Order, in whole or part, due to a shortage of production capacity or Raw Materials for any reason (except to the extent caused by Cypress or any of its sub-licensees), then, in addition to any other rights that may be available to Cypress under this Agreement, Pierre Fabre shall promptly notify Cypress and/or its sub-licensees, in writing, of such shortage of production capacity or Raw Materials, and, if possible, the date such shortage of production capacity or Raw Materials is expected to end. In such event, without limiting the provisions of Section 6, Pierre Fabre shall allocate its available production capacity and/or Raw Materials for the production of API in a manner proportional to the utilization by all customers (including Pierre Fabre) of such capacity and/or Raw Materials in the previous six month period; provided that in no event shall Cypress and its sub-licensees receive lesser quantities of API or less favorable delivery dates than the quantities and delivery dates then being allocated by Pierre Fabre to its own product(s).

        3.    MANUFACTURING AND SUPPLY WORKING GROUP.

        3.1    Establish the Working Group.    Within 30 days after the Effective Date, the parties will establish a manufacturing and supply working group (the "Working Group"). The Working Group shall consist of six members, or such other even number of members as agreed to by the parties, with an equal number of representatives on the Working Group appointed by each of Pierre Fabre and Cypress; provided that Cypress may appoint one or more representatives of its sub-licensees as Cypress' representatives on the Working Group and, so long as Forest is a sub-licensee of Cypress under the Restated License Agreement, one or more of the Cypress representatives on the Working Group shall be an employee of Forest (or of any Affiliate of Forest that is primarily responsible for the activities of Forest under the Collaboration Agreement). Each member of the Working Group shall have experience appropriate for the activities to be conducted by the Working Group.

        3.2    Function of the Working Group.    The responsibilities of the Working Group are detailed on Exhibit II.

        3.3    Meetings.

          (a)   Prior to the first NDA filing for a Licensed Product, the Working Group shall meet on the dates mutually determined by the Working Group. Following the date on which an NDA is filed for a Licensed Product, the Working Group shall meet at least one time each calendar quarter. Unless otherwise mutually agreed by the parties, the location of the Working Group meetings shall alternate between Pierre Fabre's premises and Cypress' or its sub-licensees' premises or may be held by telephone or video conference if requested by either party; provided that after the first NDA filing for a Licensed Product, the Working Group shall meet in person at least once a year.

          (b)   The Working Group through one representative appointed by Cypress and one representative appointed by Pierre Fabre will report its activities to the Steering Committee on a regular basis.

          (c)   The Working Group may consult with, and receive assistance from each party's employees who are not Working Group members.

        3.4    Decision Making Authority.    Pierre Fabre shall have final decision making authority with respect to those activities identified on Exhibit II as responsibilities of Pierre Fabre and Cypress shall have final decision making authority with respect to those activities identified on Exhibit II as responsibilities of Cypress; provided that no decision by either Pierre Fabre or Cypress shall conflict with applicable laws and regulations of the Licensed Territory, or the terms of the Restated License Agreement or this Agreement; and provided, further, that either party may refer any final decision by the other party to the chief officers of Pierre Fabre and Cypress. Such officers of the parties shall meet promptly thereafter and shall negotiate in good faith to resolve such issue within 30 days of commencing such negotiations.

4.     FORECASTS AND PURCHASE ORDERS.

        4.1    Forecasts.    During the Term, Cypress and its sub-licensees shall follow the following forecast and order procedures.

          (a)   On the first business day of each calendar quarter during the period from the Effective Date until the first day of the 12th calendar month immediately preceding the calendar month during which the Estimated Date of First Commercial Sale is scheduled to occur, Cypress shall submit to Pierre Fabre a Delivery Forecast for the [...***...] period beginning on the first day of the calendar month immediately following the date of submission of such Delivery Forecast. Each Delivery Forecast provided during this period shall provide quarterly forecasts for the applicable [...***...] period. Such Delivery Forecast shall include supplies of Bulk API required for formulation development and clinical trials prior to the Estimated Date of First Commercial Sale. In addition, the Delivery Forecast submitted in January of each year during this period shall also include a non-binding forecast for the [...***...] period immediately following the [...***...] period covered by such Delivery Forecast. Each Delivery Forecast submitted during this period will be a non-binding estimate and shall not obligate Cypress or its sub-licensees to purchase any quantity of Bulk API, except that Cypress or its sub-licensees shall submit to Pierre Fabre a binding purchase order no fewer than four months prior to any delivery date indicated by Cypress or its sub-licensees in a Delivery Forecast during this period.

          (b)   Beginning on the first day of the 12th calendar month immediately preceding the calendar month during which the Estimated Date of First Commercial Sale is scheduled to occur, and on the first day of each calendar month thereafter, Cypress shall submit to Pierre Fabre a rolling Delivery Forecast for the [...***...] period beginning on the first day of the calendar month immediately following the date of submission of such Delivery Forecast (e.g., submission on [...***...] of a Delivery Forecast for the period from [...***...] through [...***...] ). Each Delivery Forecast provided during this period shall provide monthly forecasts for the [...***...] and quarterly forecasts for the [...***...] of the applicable [...***...] period. In addition, the Delivery Forecast submitted in January of each year during this period shall also include a non-binding forecast for the [...***...] period immediately following the [...***...] period covered by such Delivery Forecast. Each Delivery Forecast submitted during this period will be a non-binding estimate and shall not obligate Cypress or its sub-licensees to purchase any quantity of Bulk API, except as expressly provided below (an illustration of the following rules is provided in Exhibit III):

              (i)  The [...***...] of such Delivery Forecast shall constitute a binding purchase order ("Purchase Order") for both parties, meaning that Cypress and/or its sub-licensees agree to purchase and Pierre Fabre agrees to supply the quantities of Bulk API indicated in the Purchase Order;

             (ii)  The quantities of Bulk API indicated in each of the [...***...] of such Delivery Forecast may reflect an increase or decrease of up to [...***...] compared to the quantity specified for the same calendar month in the immediately preceding Delivery Forecast;

           (iii)  The quantities of Bulk API indicated in each of the [...***...] months of such Delivery Forecast may reflect an increase or decrease of up to [...***...] compared to the quantity specified for the same calendar month in the immediately preceding Delivery Forecast;

            (iv)  The quantities of Bulk API indicated in the [...***...] of such Delivery Forecast shall equal [...***...] of the aggregate quantities specified for the [...***...] period in the immediately preceding Delivery Forecast, plus or minus [...***...]; and

             (v)  The quantities of Bulk API indicated in the [...***...] period of such Delivery Forecast shall be non-binding.

        4.2    Postponement.    Prior to the calendar month during which the Estimated Date of First Commercial Sale is scheduled to occur, Cypress may change the Estimated Date of First Commercial Sale, at no cost to Cypress, by notifying Pierre Fabre in writing. Thereafter, Cypress may postpone the Estimated Date of First Commercial Sale one or more additional times (each, a "Postponement") upon written notice to Pierre Fabre. In the event of a Postponement, other than due to a delay by Pierre Fabre, Cypress or its sub-licensee shall be responsible for the costs of Bulk API ordered under any Purchase Order (whether such orders have been delivered by Pierre Fabre or not) subject to the conditions set forth in Sections 6 and 7.4, and Cypress and its sub-licensees shall have no other responsibility to Pierre Fabre as a result of such Postponement. Pierre Fabre agrees that there shall be no limit on the number of Postponements or the duration of any Postponement that may be made by Cypress.

        4.3    Quantity of Orders.    The parties agree that forecasts and orders of Bulk API to be provided by Cypress will be expressed by multiples of ten kilograms of Bulk API.

5.     TRANSFER PRICE.

        5.1    Transfer Price.

          (a)   Subject to Section 8.12, for Bulk API supplied by Pierre Fabre for commercial purposes, Cypress will pay to Pierre Fabre a transfer price [...***...] per kilogram of Bulk API (as may be adjusted pursuant to Section 5.1, the "Transfer Price"), subject to the terms of this Section 5.1(a), which Transfer Price does not include tax:

              (i)  For Bulk API supplied by Pierre Fabre for formulation development of Licensed Product and all toxicology and pharmacology studies and clinical trials of Licensed Product required for any NDA for Licensed Product, Cypress will pay [...***...] of such Transfer Price;

             (ii)  For Bulk API supplied by Pierre Fabre for Samples, so long as Forest has rights under the Licensed Technology, the following provisions will apply:

              (1)   Pierre Fabre will supply the following quantities of Bulk API for Samples [...***...]to Forest for the [...***...] after the Date of First Commercial Sale: (A) for the first year, [...***...]of the quantity of Bulk API supplied for Licensed Product sold in such first year; (B) for the second year, [...***...] of the quantity of Bulk API supplied for Licensed Product sold in such second year; and (C) for the third year, [...***...] of the quantity of Bulk API supplied for Licensed Product sold in such third year. The foregoing quantities will be based on projected sales of Licensed Product for the applicable period, as reflected in the Sales Forecasts (as defined in the Restated License Agreement) provided pursuant to Section 5.3(a) of the Restated License Agreement, and reconciling payments with respect to Bulk API provided for Samples will be made by as necessary within 60 days after the end of the applicable year to reflect actual sales of Licensed Product in such year.

              (2)   For all quantities of Bulk API supplied by Pierre Fabre for Samples in excess of the quantities supplied under Section 5.1(a)(ii)(1) and throughout the Term, Pierre Fabre will supply such Bulk API at [...***...] of the Transfer Price otherwise payable under this Section 5.1(a), with Forest paying Pierre Fabre [...***...] of the Transfer Price otherwise payable under this Section 5.1(a) to supply such Bulk API, and Cypress paying Pierre Fabre [...***...] of the Transfer Price otherwise payable under this Section 5.1(a) to supply such Bulk API.

    Forest shall maintain records regarding actual Sample distribution. Forest shall periodically provide to Pierre Fabre summaries of the information contained in such records and shall make such records available to Pierre Fabre, at reasonable times and upon reasonable prior notice, at Pierre Fabre's request.

           (iii)  The Transfer Price described in Section 5.1(a) will be adjusted by Pierre Fabre on January 1 of each year during the Term, beginning on January 1, 2004, according to the last published French index of consumer prices (Indice mensuel des prix à la consommation (base 100—year 1998)—Ensemble des Ménages France entière, as published in "Bulletin INSEE—tableau 23.NE), or any successor thereto, the base index being that of January 2003, i.e.: 106.9 (the "Index"); provided, however, that in no event shall the Transfer Price decrease or increase by more than [...***...] from the Transfer Price in effect for the prior calendar year. Notwithstanding the foregoing, in the event any annual increase in the Index for a given calendar year exceeds [...***...], (i) the Transfer Price shall increase by [...***...] for the next calendar year, and (ii) if such [...***...]increase in such calendar year was less than the actual percentage increase in Pierre Fabre's costs of manufacturing Bulk API during that calendar year (as documented by Pierre Fabre to explain, in general terms, the basis for such actual percentage increase in costs of greater than [...***...]), then Pierre Fabre shall have the right to apply the amount by which the actual percentage increase in Pierre Fabre's costs of manufacturing Bulk API during such calendar year exceeds [...***...] (the "Annual Excess"), or any portion thereof, to a future adjustment in the Transfer Price for the first year following such establishment of an Annual Excess that any such adjustment does not result in an increase in the Transfer Price in excess of [...***...] from that in effect for the prior year. Any portion of an Annual Excess that is not used in the following year may be carried over to subsequent years, and the unused portion of the Annual Excess for any and all years may be aggregated to be applied in determining an increase in the Transfer Price as provided above. By way of illustration only, if the Index at January 2004 and January 2005 is 115.45 and 117.47, respectively, then (A) the Transfer Price for 2004 will be [...***...] and the Annual Excess is [...***...] if the actual percentage increase in Pierre Fabre's cost of manufacturing Bulk API was not less than the percentage increase in the Index, and (B) the Transfer Price for 2005 will be [...***...]

          (b)   The Transfer Price is established on the Effective Date when the exchange rate is 1.15 U.S. Dollars to 1.00 Euros. In connection with payment of the Transfer Price, if the exchange rate of U.S. Dollars to Euros, as reported in The Wall Street Journal (absent any error) for the business day immediately preceding the applicable payment date is higher or lower than such exchange rate on the Effective Date by [...***...] or more, then Cypress or its sub-licensee, on the one hand, and Pierre Fabre, on the other hand will share equally the effect of the increase or decrease in such exchange rate to the extent of any increase or decrease of [...***...] or more over the exchange rate on the Effective Date (the "Shared Amount"), as provided below. The Shared Amount will be determined in respect of each payment of the Transfer Price. For any Shared Amount resulting from an increase in the exchange rate of U.S. Dollars to Euros, Cypress or its sub-licensee shall be entitled to a payment from Pierre Fabre in an amount equal to [...***...] of the Shared Amount. For any Shared Amount resulting from a decrease in the exchange rate of U.S. Dollars to Euros, Pierre Fabre shall be entitled to a payment from Cypress or its sub-licensee in an amount equal to [...***...] of the Shared Amount. Pierre Fabre shall determine and provide reasonable written evidence to Cypress of the net amount of all Shared Amounts for a given calendar year on or before January 31 of the following year, and the party owing such net amount shall promptly pay such net amount to the other party, absent manifest error in such information provided by Pierre Fabre.

        5.2    Payment Terms.    Payments pursuant to Section 5.1 will be made by Cypress or its sub-licensee to Pierre Fabre in Euros within 60 days of the date of invoice.

        5.3    Late Payments.    In the event that any payment due hereunder is not made when due, the payment shall accrue interest from the date due at the rate of 1.5% per month; provided, however, that in no event shall such rate exceed the maximum legal annual interest rate; provided further that no such interest shall accrue until the other party has provided written notice of such late payment or during any period that any dispute with respect to a payment is being diligently pursued in good faith by the party from whom such payment is claimed. The payment of such interest shall not limit a party from exercising any other rights it may have as a consequence of the lateness of any payment.

6.    DELIVERY.    Subject to compliance with the forecast and order procedure set forth in Section 4, Pierre Fabre agrees to deliver Bulk API to Cypress or if designated by Cypress, its sub-licensee, in such quantities and on such monthly delivery dates as are specified in Purchase Orders. With respect to orders not submitted in accordance with the forecast and order procedure, Pierre Fabre will use Commercially Reasonable Efforts to supply Cypress or its sub-licensee with the quantities so ordered but shall have no obligation. Deliveries shall be made FCA French Airport (ICC Incoterms 2000) and shall be shipped to Cypress' address set forth in this Agreement, or as otherwise directed by Cypress in writing. Bulk API delivered to Cypress or its sub-licensee shall be appropriately packaged by Pierre Fabre at its expense for export shipment to the Licensed Territory. Delivery of Bulk API will be made by Pierre Fabre in conformity with a shipment protocol to be mutually agreed within the Working Group.

7.     QUALITY ASSURANCE CONTROL—ACCEPTANCE.

        7.1    Minimum Time to Retesting API.    Upon delivery to Cypress or if designated by Cypress, its sub-licensee, API will have a minimum time to retesting (the "Minimum Time to Retesting") of [...***...] when the maximum time before retesting of API is required, as authorized by the FDA ("Maximum Time Before Retesting") is [...***...]. In addition, Pierre Fabre agrees to use Commercially Reasonable Efforts, including but not limited to conducting stability studies on API or enabling Cypress or its sub-licensee to conduct such studies, to obtain FDA approval of an increase in the Maximum Time Before Retesting to [...***...]. Pierre Fabre shall provide Cypress with a report of all data that Pierre Fabre obtains in such stability studies conducted by or on behalf of Pierre Fabre. In the event such increase in Maximum Time Before Retesting is approved by the FDA, the Minimum Time to Retesting required upon delivery under this Section 7.1 shall be increased to [...***...].

        7.2    Quality Agreement.    Within 90 days from the Effective Date, Cypress and Pierre Fabre will enter into a Quality Agreement; provided that, if Cypress requests of Pierre Fabre in writing, Forest (or any Affiliate of Forest that is primarily responsible for the activities of Forest under the Collaboration Agreement) may be added as a party to the Quality Agreement. Cypress and Pierre Fabre (and, if applicable, Forest or any Affiliate of Forest that is primarily responsible for the activities of Forest under the Collaboration Agreement) shall amend the Quality Agreement from time to time as the parties deem necessary. The Quality Agreement will include, at a minimum, the subject matter listed in Exhibit IV.

        7.3    Specifications; Testing.

          (a)    Batch Testing.    Pierre Fabre will perform standard analytical testing of each manufactured batch to be delivered to Cypress hereunder to verify that it Conforms according to the procedure described in the corresponding documentation or as required by applicable laws, regulation and authorities prior to shipment of each batch of Bulk API.

          (b)    Quality Control Sample.    Prior to delivery of any batch of Bulk API, Pierre Fabre shall provide Cypress or its sub-licensee with (i) a quality control sample of such batch for the purpose of confirming that such batch Conforms, and (ii) written confirmation that the corresponding batch record has been reviewed and approved by Pierre Fabre's Quality Assurance Department.

          (c)    Quality Control Problem.    In addition, in the event Cypress, its sub-licensee or Pierre Fabre identifies a quality problem with respect to a quality control sample or any batch sample of API, then, if requested by Cypress or its sub-licensee in writing, Pierre Fabre shall authorize Cypress or its sub-licensee to consult at Pierre Fabre's facilities the full batch records corresponding to the applicable quality control sample or applicable batch.

          (d)    Certificate of Analysis.    Pierre Fabre shall also provide a certificate of analysis (the "Certificate of Analysis") to Cypress or its sub-licensee with each shipment of Bulk API supplied hereunder. Such Certificate of Analysis shall certify with respect to each shipment and batch (identified by batch number) (i) the quantity of the shipment, and (ii) that the Bulk API delivered Conforms, as well as any further information required by the relevant regulatory authorities that Cypress may have previously notified Pierre Fabre is necessary. Cypress or its sub-licensee shall be under no obligation to accept any shipment of Bulk API without an accompanying Certificate of Analysis.

        7.4    Acceptance and Rejection.

          (a)    Acceptance of Quality Control Sample.    No delivery of Bulk API shall be made until Cypress or its sub-licensee accepts or is deemed to have accepted the quality control sample of Bulk API, as provided in Section 7.4(c) below. Notwithstanding the above, the parties agree that if the delivery of one batch of Bulk API is made in several shipments and if Cypress or its sub-licensee has accepted the quality control sample of such batch sent by Pierre Fabre before delivery of the first shipment, then Pierre Fabre shall not have any obligation to send a quality control sample of the same batch of Bulk API before delivery of the shipments of the same batch.

          (b)    Rejection.    Cypress or its sub-licensee may reject any quality control sample or batch delivery that does not Conform.

          (c)    Quality Control Sample Testing.    Within 15 days after receipt of the applicable quality control sample, Cypress or its sub-licensee shall perform such samplings and tests that are designed, in accordance with the methods of analysis and API specifications approved by the FDA, to determine whether the quality control sample Conforms. If Cypress or its sub-licensee rejects the quality control sample, Cypress or its sub-licensee shall, within such 15 day period, inform Pierre Fabre of its refusal to accept the quality control sample, and the reasons therefore; otherwise, Cypress or its sub-licensee shall be deemed to have accepted the quality control sample and Pierre Fabre shall be entitled to deliver the corresponding batch (or portion thereof) of Bulk API to Cypress or its sub-licensee.

          (d)    Replacement of Quality Control Sample.    Upon rejection by Cypress or its sub-licensee of a quality control sample, within 10 business days of notice of such rejection, Pierre Fabre shall send a new quality control sample from a different API lot.

          (e)    Bulk API Testing.    Within 30 days of receipt of any batch (or portion thereof) delivery of Bulk API at Cypress' facilities or such other destination as may be designated by Cypress, Cypress or its sub-licensee shall perform such samplings and tests that are designed, in accordance with the methods of analysis and API specifications approved by the FDA, to determine whether the Bulk API Conforms. If Cypress or its sub-licensee rejects any shipment of Bulk API, Cypress shall within such 30 day period inform Pierre Fabre of its refusal to accept such shipment, and the reasons therefor; otherwise, Cypress or its sub-licensee shall be deemed to have accepted said shipment; provided that such acceptance shall not preclude a subsequent rejection of any shipment of Bulk API by Cypress or its sub-licensee following discovery of latent defects in such Bulk API (including, without limitation, discovery of any substance that would cause Bulk API to be adulterated within the meaning of the FD&C Act) that would not reasonably be detectable in accordance with industry standards in the Licensed Territory in the stated time period, provided that Cypress or its sub-licensee notifies Pierre Fabre in writing within 30 days of discovery of such latent defect.

          (f)    Replacement of Bulk API and Dispute Procedure.    Following any notice of rejection of Bulk API by Cypress or its sub-licensee, Pierre Fabre shall send a quality control sample within 10 business days of notice of rejection and furthermore, shall send a replacement batch of Bulk API within 20 business days of approval by Cypress of such quality control sample. Pierre Fabre and Cypress and its sub-licensee shall investigate any failed test result, in accordance with the procedure described in the Quality Agreement and as required by applicable cGMPs. As part of this investigation, Cypress and Pierre Fabre may mutually select an independent laboratory to perform tests on representative samples from the rejected portion of the shipment and determine if it Conforms. The entire cost of such audit shall be paid by Pierre Fabre in the event it is determined such Bulk API did not Conform, and by Cypress in the event it is determined that such Bulk API did Conform. The results of such tests shall be binding upon Cypress and Pierre Fabre. The entire process described in this Section 7.4(f), including any testing performed by an independent laboratory, shall be conducted diligently and within a maximum period of 180 days from the date of notice of rejection by Cypress.

          (g)    Cost of Replacement of Rejected Bulk API.    If it is determined with or without reference to an independent laboratory that the rejected Bulk API did not Conform, the replacement batch shall be provided by Pierre Fabre at no other cost to Cypress than the original price already paid for such non-Conforming Bulk API, with the same quantity of Bulk API which Conforms. Rejected Bulk API shall be returned to Pierre Fabre or disposed of at Pierre Fabre's expense in accordance with Pierre Fabre's instructions, in which case Cypress shall deliver to Pierre Fabre an appropriate certificate of destruction.

8.     MANUFACTURE OF BULK API.

        8.1    Manufacture of Bulk API.    Pierre Fabre will manufacture the Bulk API in accordance with the API Specifications, cGMPs and other applicable rules and regulations of the FDA and other governmental or regulatory agencies within the Licensed Territory with jurisdiction over the manufacture, use or sale of the API, as then in effect. The parties shall promptly notify each other of any new instructions or specifications required by the FDA, and of other applicable United States rules and regulations. The parties shall confer with each other with respect to the best means to comply with such requirements and Pierre Fabre will bear the costs for implementing such changes.

        8.2    Multiple Suppliers.    Pierre Fabre agrees that, beginning on the date of the first Purchase Order and thereafter during the Term, it shall use Commercially Reasonable Efforts to have qualified more than one Pierre Fabre Supplier for each Starting Material. Furthermore, Pierre Fabre agrees that it shall update Cypress through the Working Group of the number of Pierre Fabre Suppliers for each Raw Material, including Starting Materials.

        8.3    Changes to the API Specifications or to the Manufacturing Process.    Pierre Fabre shall obtain the prior written consent of Cypress (such consent not to be unreasonably withheld) with respect to any revisions to the API Specifications, and any change in the Raw Materials, equipment, process or procedures used to manufacture the Bulk API (the "Manufacturing Process") that would require pre-approval of the FDA or other applicable regulatory authority of any country of the Licensed Territory (the "Pre-Approved Changes"). Pierre Fabre shall not require the consent of Cypress for any revisions to the API Specifications, or the Manufacturing Process that would not require pre-approval of the FDA or other applicable regulatory authority of any country of the Licensed Territory ("Other Changes"). Any changes to the API Specifications or to the Manufacturing Process shall be in compliance with the NDA for Licensed Product and shall be implemented in accordance with a standard operating procedure to be later defined by the Working Group. The corresponding costs of implementing any changes to the API Specifications or to the Manufacturing Process will be borne by Pierre Fabre. Pierre Fabre will inform the Working Group upon implementation of any Pre-Approved Changes and shall discuss any proposed Pre-Approved Changes with the Working Group. Once the changes are effective, all references to the API Specifications shall thereafter be deemed to refer to the API Specifications, as so modified, and all references to the Manufacturing Process, shall thereafter be deemed to refer to the Manufacturing Process, as so modified.

        8.4    Cypress' Right to Audit Pierre Fabre Facility.    Cypress and its sub-licensees shall have the right, at their own expense, to conduct at mutually agreed times, but not more than twice a year, unless a major modification to the Manufacturing Process occurs or unless a quality problem has arisen, quality control and quality assurance audits and/or inspection of Pierre Fabre's documentation and the facilities where Bulk API is manufactured (including, without limitation, a Second Source Facility). Pierre Fabre will provide Cypress and its sub-licensees with reasonable access, during business hours upon reasonable prior notice, to Pierre Fabre's facilities where Bulk API is manufactured, to review Pierre Fabre's manufacturing operations and assess its compliance with cGMPs and quality assurance standards and the opportunity to discuss any manufacturing issues with Pierre Fabre's manufacturing and management personnel. Upon Cypress' written request, Pierre Fabre shall authorize Cypress or its sub-licensee to consult on site Pierre Fabre's manufacturing records, including its master and production batch records, for the purposes of assuring product quality and compliance with the Quality Agreement and cGMPs. Cypress acknowledges that all documentation relating to Pierre Fabre's manufacturing records shall be considered Confidential Information of Pierre Fabre and shall ensure that its sub-licensees are bound by at least the same level of confidentiality obligations as contemplated by Section 11.2.

        8.5    Compliance with Laws.    Pierre Fabre shall comply with all applicable present and future orders, regulations, requirements and laws of the Licensed Territory, and of local authorities and agencies of the Licensed Territory, as well as with all laws and regulations of other territories applicable to the actions that it undertakes pursuant to this Agreement. Pierre Fabre represents and warrants to Cypress that it has and will maintain during the Term all government permits, including without limitation health, safety and environmental permits, necessary for the conduct of the actions and procedures that it undertakes pursuant to this Agreement. Cypress shall provide Pierre Fabre with written notice of any additional regulatory requirements of countries of the Licensed Territory other than the United States of which Cypress is aware that relate to the manufacture of the Bulk API for such other territories.

        8.6    FDA and Regulatory Support.    Pierre Fabre agrees (i) to establish and maintain a Type II FDA Drug Master File ("DMF") in accordance with the requirements of the FDA, as well as any comparable files required by regulatory authorities in other countries within the Licensed Territory, (ii) to provide Cypress and its sub-licensees with letters of access to the DMF and any other comparable files and (iii) to further provide Cypress and its sub-licensees with all necessary information and data regarding the manufacture of Bulk API to the extent necessary for Cypress and its sub-licensees to prepare and defend any inquiries from the FDA or to exercise the Manufacturing Right set forth in Section 8.11, to satisfy regulatory requirements in the Licensed Territory. Pierre Fabre further agrees to use Commercially Reasonable Efforts to assist Cypress and its sub-licensees in obtaining FDA approval for its NDA with respect to the Licensed Product, as well as approvals from any other government or agency which may be required for the marketing of the Licensed Product in any other country within the Licensed Territory. Pierre Fabre specifically agrees to cooperate with any inspection by the FDA or other regulatory agency, including but not limited to any inspection prior to approval of Cypress' NDA for the Licensed Product. Pierre Fabre shall notify Cypress and its sub-licensees of which Pierre Fabre is aware within two business days of any FDA inspection relating to API or any API related facility and, at the conclusion of such inspection, shall be promptly furnished with a copy of all documentation, including any Form 483 and Pierre Fabre response thereto, relating to such inspection. In addition, Pierre Fabre shall promptly notify Cypress and its sub-licensees of any other regulatory actions or communications (other than ministerial, non-substantive communications) relating to API or any API related facility.

        8.7    Documentation.    Pierre Fabre shall keep complete, accurate and authentic accounts, notes, data and records of the work performed under this Agreement. Each party shall maintain complete and adequate records pertaining to the methods and facilities used for the manufacture, processing, testing, packing, labeling, holding and distribution of the Bulk API in accordance with the applicable regulations in the Licensed Territory so that the Bulk API may be used in the production of the Licensed Product, which shall be used in humans.

        8.8    Reprocessing and Reworking of Bulk API.    Pierre Fabre agrees that any reprocessing or reworking of any batch or lot of Bulk API shall be made in full compliance with the procedures described in the DMF, or, if not made in compliance with the procedures described in the DMF, Pierre Fabre shall obtain the prior written consent of Cypress, which consent shall not be unreasonably withheld.

        8.9    Buffer Stock.

          (a)    Requirement of Pierre Fabre Buffer Stock.    Beginning on the date that is [...***...] and thereafter during the Term, Pierre Fabre shall have available (including as a result of API manufactured by any Second Source Facility) a buffer stock of API (the "Buffer Stock"), as determined by the Working Group on at least an annual basis, with the initial determination to be made no later than June 30, 2004, subject to Section 8.9(b). In establishing the level of the Buffer Stock, the Working Group may consider the API and Licensed Product inventory levels that will be maintained by Cypress and its sub-licensees. The level of Buffer Stock will be expressed as a number of months of supply of API and will be determined based upon the quantities specified in the most recent applicable months of the Delivery Forecast (including Purchase Orders). For example, if the level of Buffer Stock is a [...***...] supply, then the Buffer Stock will be an amount of API equal to the quantities of API specified in the [...***...] of then most recent Delivery Forecast, including the [...***...] that constitute Purchase Orders and the [...***...] immediately following such [...***...].

          (b)    Maximum and Minimum Buffer Stock.    The Buffer Stock determined by the Working Group (i) shall not exceed (A) [...***...] of API, if there is only one manufacturing facility available for the manufacture of API by or for Pierre Fabre or (B) [...***...] of API if there is more than one manufacturing facility available for the manufacture of API by or for Pierre Fabre, unless agreed in writing by Pierre Fabre; and (ii) shall not be less than (x) [...***...] of API at any time there is only one manufacturing facility available for the manufacture of API by or for Pierre Fabre, or (y) [...***...] of API at any time there is more than one manufacturing facility available for the manufacture of API by or for Pierre Fabre (the "Minimum Buffer Stock").

          (c)    Information on Buffer Stock; Depletion.    Each month, within seven days after receipt of the applicable Delivery Forecast, Pierre Fabre will calculate the amount of Buffer Stock based on the latest Delivery Forecast and will compare it to the actual current Buffer Stock (the "Current Buffer Stock"). Pierre Fabre will provide Cypress and its sub-licensees with information regarding the Current Buffer Stock from time to time. In the event that, at any time, the Current Buffer Stock is less than the Minimum Buffer Stock (a "Shortfall"), then Pierre Fabre shall, within 15 business days of the discovery of the Shortfall, provide written notice to Cypress of such Shortfall and a written, commercially reasonable plan detailing its plans to address any problems or issues contributing to such Shortfall (a "Correction Plan"). If Pierre Fabre provides Cypress a Correction Plan within such 15 business days, Pierre Fabre shall have a period following the date on which such Shortfall occurred to increase the level of the Current Buffer Stock to at least the Minimum Buffer Stock as follows: (i) a [...***...] period if there is then only one manufacturing facility available for the manufacture of API, or (ii) a [...***...] period if there is then more than one manufacturing facility available for the manufacture of API. If Pierre Fabre does not increase the level of the Current Buffer Stock to at least the Minimum Buffer Stock within the [...***...] or [...***...] period, as applicable, or notifies Cypress that it reasonably believes in good faith that it will be unable to cure the Shortfall within such applicable period, or Pierre Fabre does not provide a Correction Plan within the 15 business day period described above, Cypress shall have the right, immediately upon notice to Pierre Fabre, to exercise the Manufacturing Right under Section 8.11.

          (d)    Cost of Carrying Buffer Stock; Audit.    The cost of carrying the Buffer Stock and insuring the same shall be borne by Pierre Fabre. The cost of carrying an inventory of API and Licensed Product maintained by Cypress or its sub-licensees and insuring the same shall be borne by Cypress or its sub-licensees. Beginning three months after Date of First Commercial Sale, Cypress and its sub-licensees shall have the right to audit the API inventory levels of Pierre Fabre and the Second Source Facility, if applicable, to verify Pierre Fabre's compliance with this Section 8.9, and Pierre Fabre shall have the right to audit the API inventory levels of Cypress and its sub-licensees, which audits shall be conducted at the auditing party's expense, at reasonable times and upon reasonable advance written notice.

        8.10    Second Source Facility.    No later than [...***...] and thereafter during the Term, Pierre Fabre shall have qualified and keep qualified an additional manufacturing facility (a "Second Source Facility"), in addition to the facility located in Gaillac, France, for the production of API to ensure a second source of supply of API to Cypress. The Second Source Facility must be a second facility operated by Pierre Fabre or any licensee or subcontractor of Pierre Fabre with quality and reliability in manufacturing comparable to Pierre Fabre's first facility, and such Second Source Facility must be approved by the FDA or other relevant regulatory authorities for the countries of the Licensed Territory such that the Licensed Products containing API manufactured by the Second Source Facility may be lawfully sold by Cypress.

        8.11    Manufacturing Rights.

          (a)    Qualification.    At any time during the Term, Cypress shall have the right, but not the obligation, to qualify itself or one of its sub-licensees as an additional manufacturing facility that may undertake the manufacture of Bulk API, but may not exercise the right to manufacture except as expressly provided in Section 8.11(b).

          (b)    Manufacturing Right.    Without limiting any other right of Cypress under this Agreement, Cypress shall have the right, but not the obligation, to make itself, or have made by any Third Party, API in order to satisfy Cypress' and its sub-licensees' requirements of Bulk API (the "Manufacturing Right"), all pursuant to the license granted under Section 8.11(d), if one of the following events occurs:

              (i)  If Cypress exercises its rights in respect of a Shortfall pursuant to Section 8.9(c); or

             (ii)  If Cypress terminates the Restated License Agreement pursuant to Section 14.2(a)(i) or (ii) thereof or under the circumstances described in Section 10.3(e) of this Agreement.

  In the event Cypress or its sub-licensee wishes to exercise the Manufacturing Right, Cypress shall provide Pierre Fabre with written notice thereof no fewer than 30 days in advance of the effective date of such exercise (the "Exercise Date").

          (c)    Duration of Manufacturing Right.    It is agreed by the parties that:

              (i)  If Cypress has exercised the Manufacturing Right under Section 8.11(b)(i), the Manufacturing Right shall continue until Pierre Fabre has resumed and restored its capability to manufacture and supply Cypress' and its sub-licensees' requirements of Bulk API and recommences its manufacture and supply of Bulk API, or if longer, for the duration of any commercially reasonable obligation to any Third Party supplier entered into in connection with the exercise of the Manufacturing Right. If Cypress and its sub-licensees continue to have obligations to any Third Party supplier entered into in connection with the exercise of the Manufacturing Right after Pierre Fabre has resumed its capability to manufacture and supply under this Agreement, Cypress and its sub-licensees will purchase such portion, if any, of their requirements of Bulk API from Pierre Fabre pursuant to this Agreement as can be purchased given the obligations to such Third Party supplier. When assessing Third Party suppliers in connection with the exercise of the Manufacturing Right, Cypress will consider any Third Party suppliers suggested by Pierre Fabre and will in good faith attempt to select a Third Party supplier that will permit Pierre Fabre to resume manufacture and supply under this Agreement as promptly as possible after it is able to do so, subject to commercially reasonable considerations of material differences in qualification, reliability, pricing, quality and other similar factors, considered as a whole, with respect to such potential Third Party suppliers. Pierre Fabre shall provide Cypress with written notice of its ability to recommence manufacturing and supplying Cypress and its sub-licensees with their requirements of Bulk API no less than [...***...] months in advance.

             (ii)  If Cypress has exercised the Manufacturing Right under Section 8.11(b)(ii), then the Manufacturing Right shall be perpetual.

          (d)    License Grant.    Effective upon the Exercise Date, Pierre Fabre hereby grants to Cypress a worldwide, non-exclusive, [...***...] license, with the right to sub-license, under the Licensed Technology and the Manufacturing Know-How to make and have made API. Such license shall continue so long as the Manufacturing Right continues to be in effect under Section 8.11(c). In the event a license is granted to Cypress by Pierre Fabre under this Section 8.11(d), Pierre Fabre shall promptly transfer to Cypress or its sub-licensee such Licensed Technology and Manufacturing Know-How and any other Information and data concerning and related to the manufacture and supply of Bulk API and shall assist Cypress and any sub-licensee of Cypress in the implementation thereof.

          (e)    Provision of Information.    In the event the Manufacturing Right is exercised, Pierre Fabre shall provide Cypress (without cost to Cypress, except as provided in Section 10.3(e), if applicable) all reasonable relevant Information, data and Manufacturing Know-How necessary or useful for Cypress to qualify an alternative facility or to manufacture Bulk API, as applicable. In such event, Pierre Fabre also agrees to send to the location designated by Cypress such specialized technical and scientific personnel as Pierre Fabre deems necessary for a maximum of two stays, each stay not to exceed two weeks to assist in the technical aspects of the manufacturing of the Bulk API.

          (f)    Reimbursement of Costs.    Without limiting any other right of Cypress under this Agreement, upon the Exercise Date if the Manufacturing Right is exercised pursuant to Section 8.11(b)(i), Pierre Fabre agrees to reimburse Cypress for all reasonable and documented out-of-pocket costs incurred by Cypress and, if applicable, its sub-licensees, in exercising the Manufacturing Right, including, without limitation, documented costs incurred for transferring the Manufacturing Know-How, laboratory trials, and writing and filing of a DMF. The amounts owed by Pierre Fabre for reimbursement of such costs will be fully credited against earned royalties due by Cypress to Pierre Fabre under Section 6.4 of the Restated License Agreement.

        8.12    Third Party Outsourcing.    On a country by country basis, Pierre Fabre shall remain the exclusive supplier of API to Cypress and its sub-licensees, until commercial launch of a Generic Product in such country, subject to the terms of this Agreement. In the event of commercial launch of a Generic Product, including, without limitation, any planned launch of a Generic Product by Cypress or its sub-licensee(s), in a country of the Licensed Territory, then Pierre Fabre will remain exclusive supplier of the API to Cypress and its sub-licensees for such country, as long as Pierre Fabre can supply API to Cypress and its sub-licensee(s), including, without limitation, any quantities of API for Generic Product for commercial launch in the event Cypress or its sub-licensee(s) launch the first Generic Product, at a price no greater than [...***...] above the price quoted by a Third Party generic supplier (a "Generic Supplier") for API that Conforms. Cypress may, from time to time, provide notice to Pierre Fabre of its or its sub-licensee's intent to purchase API from a Generic Supplier (the "Outsourcing Notice"), together with documentation evidencing the lower price for the API that Conforms to be supplied by such Generic Supplier for such country; provided, that:

          (a)   if, within 30 days following Pierre Fabre's receipt of the Outsourcing Notice, Pierre Fabre has not provided written notice to Cypress indicating its agreement to lower the price of the API for the applicable country to a level not exceeding [...***...] above the price quoted by the Generic Supplier, then, Cypress may notify Pierre Fabre its decision to terminate the obligation to purchase all API requirements for such country from Pierre Fabre under this Agreement, as provided in Section 10.2(b). Upon receipt of said notice by Pierre Fabre, Cypress may terminate this Agreement with respect to such country under Section 10.2(b); and

          (b)   if, within 30 days following Pierre Fabre's receipt of the Outsourcing Notice, Pierre Fabre has provided written notice to Cypress lowering the price of the API for the quantity in the applicable country so that the Transfer Price of API for such quantity and such country is no greater than [...***...] above the price quoted by the Generic Supplier, then Cypress will remain obligated to purchase API from Pierre Fabre in accordance with the provisions of this Agreement.

        8.13    Recall of Licensed Product.    For any Licensed Product, in the event that (i) any governmental agency or authority issues a request or directive or order that Licensed Product be recalled or retrieved; (ii) a court of competent jurisdiction orders that Licensed Product be recalled or retrieved; or (iii) Cypress or any of its sub-licensees reasonably determines, after reasonable, good faith discussion with Pierre Fabre, that Licensed Product should be recalled or retrieved, Cypress shall promptly notify Pierre Fabre of such event and shall conduct such activity and take appropriate corrective actions, and Pierre Fabre shall provide such assistance to Cypress and its sub-licensees as is reasonably necessary to carry out such activities. All reasonable costs and expenses of such recall and corrective actions shall be the responsibility of Cypress or its sub-licensees, provided that Pierre Fabre shall indemnify Cypress and its sub-licensees for such cost and expense in accordance with Section 9.2 below.

9.     WARRANTIES, INDEMNITIES AND ADDITIONAL COVENANTS.

        9.1    Product Warranty.    Pierre Fabre warrants that API delivered hereunder will: (a) Conform at the time of delivery; (b) be manufactured by Pierre Fabre in accordance with cGMP and other applicable FDA and other laws, rules and regulations of the United States and as applicable, the other countries in the Licensed Territory; (c) have the Minimum Time to Retesting; and (d) not be adulterated or misbranded within the meaning of the FD&C Act. The parties acknowledge that Pierre Fabre will be responsible for the stability of the Bulk API for the shelf life indicated in the API Specifications, subject to Cypress evidencing that, during its total shelf life, transportation, storage and use of the Bulk API have been made in accordance with Pierre Fabre's instructions.

        9.2    Indemnification.

          (a)    Cypress Indemnification.    Cypress hereby agrees to save, defend, indemnify and hold harmless Pierre Fabre and its shareholders, officers, directors, employees, consultants and agents ("Pierre Fabre Indemnitees") from and against, and to pay on behalf of or reimburse such Pierre Fabre Indemnitees for, any and all losses, damages, liabilities, expenses and costs, whether based on products liability or otherwise, including, but not limited to, court costs and reasonable attorneys' fees and expenses (collectively, "Losses"), to which any Pierre Fabre Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party (an "Action") to the extent such Losses arise directly out of (i) the material breach by Cypress of any representation or warranty under this Agreement, or (ii) the development, manufacture, use, handling and storage, sale or other disposition of any Licensed Product by Cypress, its Affiliates and sub-licensees, except to the extent such Losses result from the negligence or willful misconduct of any Pierre Fabre Indemnitee or are Losses for which Pierre Fabre is obligated to indemnify any Cypress Indemnitee under Section 9.2(b).

          (b)    Pierre Fabre Indemnification.    Pierre Fabre hereby agrees to save, defend, indemnify and hold harmless Cypress and its sub-licensees and their respective shareholders, officers, directors, employees, consultants and agents ("Cypress Indemnitees") from and against, and to pay on behalf of or reimburse such Cypress Indemnitees for, any and all Losses to which any Cypress Indemnitee may become subject as a result of any Action to the extent such Losses arise directly out of (i) the material breach by Pierre Fabre of any representation or warranty under this Agreement, (ii) the manufacture, use, handling and storage of API by Pierre Fabre, its Affiliates, licensees and sub-contractors (other than Cypress or its sub-licensees), except to the extent such Losses result from the negligence or willful misconduct of any Cypress Indemnitee or are Losses for which Cypress is obligated to indemnify any Pierre Fabre Indemnitee under Section 9.2(a) or (iii) to the extent that the recall and corrective actions taken under Section 8.13 are caused by (x) any breach by Pierre Fabre of its obligations or representations under this Agreement, or (y) any intentional or negligent act or omission of Pierre Fabre or its Affiliates or any of their directors, officers, employees or agents in connection with the manufacture and supply of API.

          (c)    Limitation of Liability.    Except as provided in Section 11.2, neither party makes any other warranties express or implied, except as set forth herein and neither party shall be liable to the other party for special consequential or incidental damages in connection with this Agreement or any license granted hereunder.

        9.3    Control of Defense.

          (a)   The party seeking indemnification under Section 9.2 (the "Indemnified Party"), agrees to give notice to the party providing such indemnification (the "Indemnifying Party") of the assertion of any claim, or commencement of any Action in respect of which indemnity may be sought under Section 9.2 promptly after receipt of notice from a Third Party of the assertion or commencement of such Action. Failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that the Indemnifying Party might have to the Indemnified Party unless and to the extent such failure can be demonstrated to have materially prejudiced the Indemnifying Party's position.

          (b)   The Indemnifying Party shall be entitled, at its own expense, to participate in or, to the extent that it desires, to assume the defense of any such Action with its own counsel. If the Indemnifying Party elects to assume such defense, it shall select counsel for the Indemnified Party, which may be the same counsel as for the Indemnifying Party, at the Indemnifying Party's expense, subject to the limitations set forth below in this Section 9.3. In such a case, the Indemnified Party shall not be entitled to reimbursement for the costs of its own counsel.

          (c)   The Indemnifying Party shall not be entitled to assume the defense of an Action (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel reasonably acceptable to the Indemnifying Party retained by the Indemnified Party if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; or (2) the Indemnified Party has been advised by counsel reasonably acceptable to the Indemnifying Party that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party.

          (d)   Even if the Indemnifying Party has assumed control of the defense for an Indemnified Party, the Indemnified Party shall be entitled to participate in the defense of an Action and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party, and except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel under the circumstances outlined in Section 9.3(c) above).

          (e)   Each party agrees to cooperate to the fullest extent possible as requested by the other in the defense of the claim arising out of an Action, with out-of-pocket expenses resulting from any such cooperation to be at the expense of the Indemnifying Party.

          (f)    If the Indemnifying Party shall control the defense of an Action, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice.

          (g)   Notwithstanding anything to the contrary in this Agreement, to the extent that an Indemnified Party receives insurance proceeds as a result of any Loss, the Indemnified Party shall pay the amount of such insurance proceeds (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Loss) to the Indemnifying Party promptly after such insurance proceeds are actually received by the Indemnified Party.

        9.4    Insurance.

          (a)   During the Term, Pierre Fabre, at its own expense, shall maintain product liability insurance (or self insure) in an amount consistent with industry standards for claims and actions that might be taken against it in connection with this Agreement. At the request of Cypress, Pierre Fabre shall provide a certificate of insurance (or evidence of self insurance) evidencing such coverage.

          (b)   During the Term, Cypress, at its own expense, shall maintain, and shall cause its sub-licensees to maintain, product liability insurance (or self-insure) in amount consistent with industry standards for claims and actions that might be taken against it in connection with this Agreement. At the request of Pierre Fabre, Cypress shall provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage.

        9.5    Mutual Representations and Warranties.    Each party represents and warrants to the other that, as of the Effective Date:

          (a)    Power.    It is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full power and authority to enter into this Agreement and to carry out the provisions hereof.

          (b)    Due Authorization.    It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has or have been duly authorized to do so by all requisite action.

          (c)    Binding Agreement.    This Agreement is legally binding upon it, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

          (d)    Grant of Rights; Maintenance of Agreements.    It has not, and will not during the Term, grant any right to any Third Party that would conflict with the rights granted to the other party hereunder. It has (or will have at the time performance is due) maintained and will maintain and keep in full force and effect all agreements (including license agreements) and filings (including patent filings) necessary to perform its obligations hereunder.

        9.6    Pierre Fabre Representations and Warranties.    Pierre Fabre represents and warrants to Cypress that, as of the Effective Date:

          (a)    Ownership of Licensed Technology and Manufacturing Know-How.    Pierre Fabre owns or otherwise has adequate rights to the Licensed Technology and the Manufacturing Know-How and has the right to perform its obligations under this Agreement and such obligations do not conflict with or violate the terms of any agreement between Pierre Fabre and any Third Party. It owes no royalties or other obligations to any Third Party (including, without limitation, officers, directors, employees or other consultants or agents of Pierre Fabre), in connection with its rights to the Licensed Technology, and such rights are not subject to termination or limitation by any Third Party.

          (b)    Notice of Proceedings.    Pierre Fabre has informed Cypress that to its knowledge, there is no administrative or judicial proceedings contesting the inventorship, ownership, validity or enforceability of any element of the Licensed Technology or the Manufacturing Know-How nor is Pierre Fabre aware of any reasonable basis for such proceeding or claim.

          (c)    Patent Infringement.    As of the Effective Date, (i) to Pierre Fabre's knowledge, the practice of the Licensed Technology to develop or commercialize Licensed Product and the practice of the Manufacturing Know-How to manufacture API and Bulk API does not infringe any patents of any Third Party, and (ii) Pierre Fabre has not received any written notice or communication alleging that the practice of the Pierre Fabre Patents infringes or may infringe any patent of any Third Party or alleging that the practice of the Manufacturing Know-How infringes or may infringe any intellectual property rights of any Third Party nor is Pierre Fabre aware of any reasonable basis for such proceeding or claim.

        9.7    Pierre Fabre Covenant.    Pierre Fabre has disclosed to Cypress all Pierre Fabre Know-How requested by Cypress and to the extent required under this Agreement, the Manufacturing Know-How, requested by Cypress and will continue after the Effective Date to disclose and provide to Cypress, all Confidential Information and data in the possession of Pierre Fabre or its Affiliates which is reasonably necessary for Cypress or its sub-licensees to prepare and defend to any inquiries from the FDA or other relevant authorities in any country of the Licensed Territory.

10.   TERM; TERMINATION.

        10.1    Term.    The term of this Agreement shall commence on the Effective Date and continue for a period of 10 years from the First Commercial Sale of the Licensed Product by Cypress, its Affiliates and/or sub-licensees in the Licensed Territory, unless sooner terminated in accordance with Section 10.2 (the "Term"). Twelve months prior to the expiration of the Term, Cypress and Pierre Fabre will mutually decide whether or not the supply relationship should be extended and if the parties mutually agree to extend such supply relationship, the parties shall attempt to agree on the terms of such supply relationship.

        10.2    Early Termination.

          (a)    Termination for Cause by Either Party.    A party shall have the right to terminate this Agreement upon 90 days' prior written notice to the other upon the occurrence of any of the following:

              (i)  Upon or after the bankruptcy, insolvency, dissolution or winding up of the other party (other than a dissolution or winding up for the purpose of reconstruction or amalgamation); or if a party admits in writing its inability to pay its debts as they become due, or

             (ii)  Upon or after the breach of any material provision of this Agreement by the other party (provided that the existence of a Shortfall and the exercise of the Manufacturing Right in connection therewith shall not constitute a breach of a material provision of this Agreement by Pierre Fabre so long as Pierre Fabre complies with its obligations under Section 8.11) if the breaching party has not cured such breach within the 90 day (30 day in the event of a breach of Section 6) period following written notice of termination by the non-breaching party, or, if such breach (excluding any breach of Section 6) is not susceptible of cure within such 90 day period, the breaching party has not taken appropriate steps to cure during such 90 day period and continued to diligently pursue such cure in a manner reasonably assuring such cure within a reasonable period of time thereafter. In addition, termination shall not be permitted for a payment breach where the obligation to make payment is being diligently contested in good faith by appropriate proceedings and any required payment is promptly made following completion of dispute resolution as contemplated hereby. In any event, if any such breach has not been cured within one year of the date of occurrence of the breach, the non-breaching party may terminate this Agreement under this Section.

          (b)    Termination by Cypress.    Cypress may terminate its rights and obligations under this Agreement with respect to the applicable country, if within 30 days following receipt of an Outsourcing Notice sent by Cypress pursuant to Section 8.12, Pierre Fabre has not provided written notice to Cypress agreeing to lower the price of the API to a level not exceeding [...***...] above the price quoted by a Generic Supplier.

          (c)    Termination by Pierre Fabre.    Pierre Fabre may terminate this Agreement as provided in Section 11.8(b).

          (d)    Termination of the Restated License Agreement.    This Agreement shall automatically terminate upon early termination of the Restated License Agreement by Pierre Fabre pursuant to Sections 14.2(a) or 14.2(b) of the Restated License Agreement.

        10.3    Effect of Expiration; Termination; Surviving Obligations.

          (a)   Upon early termination of this Agreement by Cypress pursuant to Section 10.2(a), in addition to the provisions set forth in Section 10.3(c), Sections 8.11(b), 8.11(c), 8.11(d) and 8.11(e) shall survive such termination.

          (b)   Upon early termination of this Agreement by Pierre Fabre pursuant to Section 10.2(a) or 10.2(d), then:

              (i)  all rights granted to Cypress hereunder shall terminate, and, subject to Section 10.3(d), Cypress and its affiliates and sub-licensees shall cease all use of such Manufacturing Know-How and shall comply with the provisions of Section 11.2 with respect to Pierre Fabre's Confidential Information; and

             (ii)  the Restated License Agreement shall automatically terminate with the consequences described in Section 14.3(b)(ii) of the Restated License Agreement.

          (c)   Expiration or early termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination. Except as set forth below or elsewhere in this Agreement, the obligations and rights of the parties under Sections 9.2. "Indemnification", 9.3 "Control of Defense", 10.3 "Effect of Expiration; Termination; Surviving Obligations", 10.4 "Exercise of Right to Terminate", 10.5 "Damages; Relief", 11.1 "Dispute Resolution and Arbitration", 11.2 "Confidentiality" and 11.3 "Governing Law and Venue" shall survive expiration or termination of this Agreement.

          (d)   Upon early termination of this Agreement under Section 10.2(d) as a result of early termination of the Restated License Agreement by Pierre Fabre pursuant to Section 14.2(a)(i), this Agreement shall survive as to any sub-licensee under a sub-license granted Cypress under the License Agreement that survives and becomes a direct license from Pierre Fabre under this Agreement (other than to Forest, which shall instead be subject to the following provisions) such that such sub-licensee shall assume all rights and obligations of Cypress under this Agreement. In addition, any rights granted to Cypress pursuant to this Agreement shall survive early termination of this Agreement by Pierre Fabre and become direct rights granted from Pierre Fabre to Forest under this Agreement with respect to the applicable territory if:

              (i)  Forest becomes a direct licensee from Pierre Fabre pursuant to Section 14.3(b)(iv) of the Restated License Agreement;

             (ii)  such early termination of this Agreement by Pierre Fabre occurred pursuant to (1) Section 10.2(a)(i) or 10.2(d), or (2) Section 10.2(a)(ii) if Forest (including any Affiliate of Forest that is primarily responsible for the activities of Forest under the Collaboration Agreement) did not cause the breach of any material provision of this Agreement by Cypress that resulted in such early termination and cures any such payment breach by Cypress to the extent related to the jurisdictions in which Forest holds a sub-license from Cypress, or (3) Section 10.2(c) if Forest (including any Affiliate of Forest that is primarily responsible for the activities of Forest under the Collaboration Agreement) is not the Third Party that acquired Cypress in such Change in Control transaction that resulted in such early termination; and

           (iii)  Forest agrees to assume the obligations of Cypress under this Agreement in writing, there is no evidence that an event has occurred or condition exists that would be reasonably likely to result in an event of default by Forest under the terms of this Agreement over the year following the effective date of the early termination, and the scope of the sub-license to Forest under the License Agreement is substantially similar to that reflected in the Collaboration Agreement as of the date hereof, unless amended with Pierre Fabre's consent.

          (e)   In the event that, upon expiration of the Term, this Agreement is not extended pursuant to Section 10.1, then all rights granted to Cypress hereunder shall terminate as of the last day of the Term, except as provided in Section 10.3(c), and Cypress, its Affiliates and sub-licensees shall cease all use of the Manufacturing Know-How and shall comply with the provisions of Section 11.1 with respect to Pierre Fabre's Confidential Information. However, in the event that this Agreement is not extended because Pierre Fabre is unable or unwilling to agree to the same financial terms as set forth herein at the time such negotiation occurs and there is no qualified supplier of API then able to supply API on commercially reasonable terms, then the provisions of Section 8.11(b), (c), (d) and (e) shall apply, as if the Manufacturing Right had been duly exercised under those sections, and shall survive the expiration of this Agreement, except that, in such a case, Cypress shall reimburse Pierre Fabre for its reasonable and documented costs associated with the transfer of the Manufacturing Know-How, including the assistance provided by Pierre Fabre if requested by Cypress.

          (f)    All licenses granted under this Agreement will be deemed licenses of rights to intellectual property for purposes of Section 365(n) of the U.S. Bankruptcy Code and a licensee under this Agreement will retain and may fully exercise all of its rights and elections under the US Bankruptcy Code.

        10.4    Exercise of Right to Terminate.    The use by either party hereto of a termination right provided for under this Agreement shall not give rise to the payment of damages or any other form of compensation or relief to the other party with respect thereto.

        10.5    Damages; Relief.    Unless otherwise provided in this Agreement, termination of this Agreement shall not preclude either party from claiming any other damages, compensation or relief that it may be entitled to upon such termination.

11.   GENERAL PROVISIONS.

        11.1    Dispute Resolution and Arbitration.    In the event of a dispute arising in connection with this Agreement, the provisions set forth as Sections 16.1 and 16.2 of the Restated License Agreement shall apply; provided, however, that the reference to Section 9.3 in Section 16.2(a) of the Restated License Agreement shall be deemed to refer to Section 7.4(f) of this Agreement for purposes of applying such provisions to a dispute arising under this Agreement.

        11.2    Confidentiality.    Pierre Fabre and Cypress agree that the provisions of Section 13 of the Restated License Agreement regarding the obligations of both Pierre Fabre and Cypress with respect to Confidential Information shall also govern the parties' obligations under this Agreement. Further, the parties agree that the term "Confidential Information" as defined in the Restated License Agreement shall also include all information furnished to it by the other party pursuant to this Agreement, including Manufacturing Know-How which may be disclosed by Pierre Fabre to Cypress.

        11.3    Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York excluding its conflicts of laws principles.

        11.4    Entire Agreement; Modification.    This Agreement is both a final expression of the parties' agreement and a complete and exclusive statement with respect to all of its terms. The Exhibits referred to in this Agreement are incorporated herein and made a part of this Agreement by this reference. No rights or licenses with respect to any intellectual property of either party are granted or deemed granted hereunder or in connection herewith, other than those rights expressly granted in this Agreement. No trade customs, courses of dealing or courses of performance by the parties shall be relevant to modify, supplement or explain any term(s) used in this Agreement. This Agreement may not be modified or supplemented by any purchase order, change order, acknowledgment, order acceptance, standard terms of sale, invoice or the like. This Agreement may only be modified or supplemented in a writing expressly stated for such purpose and signed by the parties to this Agreement.

        11.5    Relationship Between the Parties.    The parties' relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the parties. Neither party is a legal representative of the other party, and neither party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other party for any purpose whatsoever.

        11.6    Non-Waiver.    The failure of a party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such party.

        11.7    Assignment.    Except as expressly provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld); provided, however, that either party may assign this Agreement and its rights and obligations hereunder without the other party's consent in connection with the transfer or sale of all or substantially all of the business of such party to which this Agreement relates to a Third Party, whether by merger, sale of stock, sale of assets or otherwise; providing, that any assignment made by Cypress shall be made in full compliance with the provisions of Section 11.8 "Change of Control." In the event of such transaction, however, intellectual property rights of the acquiring party to such transaction (if other than one of the parties to this Agreement) shall not be included in the technology licensed hereunder. The rights and obligations of the parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any assignment not in accordance with this Agreement shall be void.

        11.8    Change of Control.    In the event of a proposed Change in Control, Cypress shall provide Pierre Fabre with prior notice of at least 10 business days of such proposed Change in Control. If Pierre Fabre reasonably determines that the Third Party acquiror in such Change in Control is not likely to comply with the terms of this Agreement, Pierre Fabre may request reasonable assurances from such Third Party acquiror regarding its intent to comply with the terms of this Agreement by providing written notice of such request within five business days after the date of the notice from Cypress. If Pierre Fabre does not make such request within such period, this Agreement will remain in full force and effect. If Pierre Fabre makes such request within such period, then (a) if such Third Party acquiror provides Pierre Fabre reasonable assurances in writing of its intent to comply with the terms of this Agreement no later than the closing of the Change in Control, then this Agreement will remain in full force and effect, and (b) if such Third Party acquiror does not provide Pierre Fabre reasonable assurances in writing of its intent to comply with the terms of this Agreement by the closing of the Change in Control, then Pierre Fabre may terminate this Agreement pursuant to Section 10.2(c).

        11.9    No Third Party Beneficiaries.    This Agreement is neither expressly nor impliedly made for the benefit of any party other than those executing it.

        11.10    Severability.    If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable or illegal by a court of competent jurisdiction, such adjudication shall not affect or impair, in whole or in part, the validity, enforceability or legality of any remaining portions of this Agreement. All remaining portions shall remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part.

        11.11    Notices.    Any notice to be given under this Agreement must be in writing and delivered either in person, by any method of mail (postage prepaid) requiring return receipt, or by overnight courier or facsimile confirmed thereafter by any of the foregoing, to the party to be notified at its address(es) given below, or at any address such party has previously designated by prior written notice to the other. Notice shall be deemed sufficiently given for all purposes upon the earlier of: (a) the date of actual receipt; (b) if mailed, three calendar days after the date of postmark; or (c) if delivered by overnight courier or by facsimile, the next business day the overnight courier regularly makes deliveries or on the day after the facsimile has been sent.

        If to Pierre Fabre, notices must be addressed to:

    Pierre Fabre Médicament
    Parc Industriel de la Chartreuse 1
    81106 Castres, Cédex
    France
    Attention:  Chief Operating Officer
    Telephone:      [...***...]
    Facsimile:  (33) 5 63 71 45 34

        with a copy to:

    Pierre Fabre Médicament
    La Chartreuse I
    81106 Castres, Cédex
    France
    Attention:  General Counsel
    Telephone:      [...***...]
    Facsimile:  (33) 5 63 71 39 90

        If to Cypress, notices must be addressed to:

    Cypress Bioscience, Inc.
    4350 Executive Drive, Suite 325
    San Diego, CA 92121
    Attention:  Jay D. Kranzler
    Telephone:  (858) 452-2323
    Facsimile:  (858) 452-1222

        with a copy to:

    Cooley Godward LLP
    4401 Eastgate Mall
    San Diego, CA 92121
    Attention:  Kay Chandler
    Telephone:  (858) 550-6000
    Facsimile:  (858) 550-6420

        11.12    Force Majeure.    Except for the obligation to make payment when due, each party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement by reason of any event beyond such party's reasonable control including but not limited to Acts of God, fire, flood, explosion, earthquake, or other natural forces, war, civil unrest, accident, destruction or other casualty, any lack or failure of transportation facilities, any lack or failure of supply of raw materials, any strike or labor disturbance, or any other event similar to those enumerated above. Such excuse from liability shall be effective only to the extent and duration of the event(s) causing the failure or delay in performance and provided that the party has not caused such event(s) to occur. Notice of a party's failure or delay in performance due to force majeure must be given to the other party within ten calendar days after its occurrence. In no event shall any party be required to prevent or settle any labor disturbance or dispute.

        11.13    Legal Fees.    If any party to this Agreement resorts to any legal action, dispute resolution or arbitration in connection with this Agreement, then, subject to Section 11.1 of this Agreement and

Section 16.2 of the Restated License Agreement, the prevailing party shall be entitled to recover reasonable fees of attorneys and other professionals in addition to all court costs and arbitrator's fees which that party may incur as a result.

        11.14    Interpretation.

          (a)    Captions & Headings.    The captions and headings of clauses contained in this Agreement preceding the text of the articles, sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction.

          (b)    Singular & Plural.    All references in this Agreement to the singular shall include the plural where applicable, and all references to gender shall include both genders and the neuter.

          (c)    Articles, Sections & Subsections.    Unless otherwise specified, references in this Agreement to any article shall include all sections, subsections, and paragraphs in such article; references in this Agreement to any section shall include all subsections and paragraphs in such sections; and references in this Agreement to any subsection shall include all paragraphs in such subsection.

          (d)    Days.    All references to days in this Agreement shall mean calendar days, unless otherwise specified.

          (e)    Ambiguities.    Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either party, irrespective of which party may be deemed to have caused the ambiguity or uncertainty to exist.

        11.15    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original document, and all of which, together with this writing, shall be deemed one instrument.

        IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be signed and delivered by its duly authorized officer or representative as of the date first set forth above.

PIERRE FABRE MÉDICAMENT		CYPRESS BIOSCIENCE, INC.
By:	/s/ JEAN PIERRE COUZINIER	By:	/s/ JAY KRANZLER
Name:	Jean Pierre Couzinier	Name:	Dr. Jay Kranzler
Title:	Chief Operating Officer	Title:	Chief Executive Officer

EXHIBIT I

Milnacipran hydrochloride
US DMF # 11501—Specifications

[...***...]

*Confidential Treatment Requested

[...***...]

*Confidential Treatment Requested

EXHIBIT II

RESPONSIBILITIES OF THE WORKING GROUP

        [...***...]

*Confidential Treatment Requested

EXHIBIT III

Example of changes in forecasts

        [...***...]

*Confidential Treatment Requested

EXHIBIT IV

Quality Agreement Example

QUALITY AGREEMENT (QA) TABLE OF CONTENTS GUIDELINE

I.
Quality Control/Quality Assurance/Regulatory
A.
Regulatory Requirements
B.
Regulatory Annual Report
C.
Regulatory Drug Listing
D.
Regulatory Drug Master Files (DMF)
E.
FDA and Regulatory Agencies Inquires / Inspections / Notifications
•    Communication and Support Process
•    Regulatory Inspections, Inspection Observations (483),Warning Letter, Recall
F.
External Audits: Periodic GMP Assessments of Supplier
G.
Internal Audits: Suppliers Self Inspection/Audit Program
H.
Product and Process Qualification
I.
Training/Qualification Program
J.
Batch (Lot) Numbers
K.
Incoming Raw Material/Component Inspections and Control
L.
Equipment Calibration, Qualification and Maintenance
M.
QA Presence in Facility
N.
Product Expiration Dating Assignment and Storage Conditions
O.
In-Process Controls
P.
Laboratory Analysis
Q.
Non-Conforming or Rejected Material
R.
Deviations and Lab 00S Investigations
S.
Finished Product Release and Shipping Requirements
T.
Retain Samples
U.
Batch Documentation and Quality Records
V.
Printed Package Materials (PPM)
W.
Destroy Order System for Printed Components
X.
Change Notification and Change Control
Y.
Stability
Z.
Product Complaints and Adverse Drug Events (ADE)
AA.
Annual Product Quality Review (PPQE)
BB.
Specifications and Specification Change Request
CC.
Laboratory Methods, Methods Validation, Method Transfer and Laboratory Method/Specifications Change Request
DD.
Reference Standard
EE.
Subcontracting and Component Vendors
•    Approved Supplier List for Raw Materials
•    Approval/Evaluation Process
•    Right to Use or Not Use Comments

QuickLinks

  Exhibit 10.25
EXHIBIT I Milnacipran hydrochloride US DMF # 11501—Specifications
EXHIBIT II RESPONSIBILITIES OF THE WORKING GROUP
EXHIBIT III Example of changes in forecasts
EXHIBIT IV Quality Agreement Example QUALITY AGREEMENT (QA) TABLE OF CONTENTS GUIDELINE